FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: February 19-28, 2007

MAG Silver Corp.

(SEC File No. 0-50437)

328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Exhibit List

99.1   Material Change Report February 19, 2007

99.2   News Release February 19, 2007

99.3   News Release February 21, 2007

99.4   Material Change Report February 26, 2007

99.5   News Release February 26, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2007

        “Daniel MacInnis”

DANIEL MACINNIS

CEO

FORM 6K – April 17, 2007

MAG Silver Corp.